VIA EDGAR
December 17, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Rose Zukin, Staff Attorney
Jeffrey P. Riedler, Assistant Director

RE:	Anadys Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed March 3, 2009
Schedule 14A filed April 9, 2009
File Number: 000-50632
Ladies and Gentlemen:
Anadys Pharmaceuticals, Inc. (the “Company”) is in receipt of your letter dated December 4, 2009 containing comments with respect to the filings referenced above (the “Comment Letter”).
Pursuant to a telephone conversation on December 16, 2009 between Rose Zukin of the Staff and Steven M. Przesmicki of Cooley Godward Kronish LLP on the Company’s behalf, this letter will serve to confirm that the Company intends to file a response to the Comment Letter no later than Friday, January 15, 2010.
I can be reached at (858) 530-3600 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Elizabeth E. Reed
Elizabeth E. Reed
Senior Vice President, Legal Affairs
and General Counsel
Steve Worland, Ph.D., Anadys Pharmaceuticals, Inc.
Peter Slover, Anadys Pharmaceuticals, Inc.
Steven M. Przesmicki, Esq., Cooley Godward Kronish LLP
5871 Oberlin Drive, Suite 200, San Diego, CA 92121 • Phone: 858.530.3600 • Fax: 858.527.1540
www.anadyspharma.com